Exhibit 99.2
Schedule II Valuation and Qualifying Accounts

		Additions
	Balance at	Charged to Costs	Charged to Other		Balance at End of
	Beginning of Year	and Expenses	Accounts	Deductions	Year
	(in thousands)
Year Ended December 31, 2007
Allowance for doubtful accounts	$—	$38	$—	$—	$38
Year Ended December 31, 2008
Allowance for doubtful accounts	38	71	—	(20)	89
Year Ended December 31, 2009
Allowance for doubtful accounts	89	164	—	(179)	74